
March 22, 2012

Via E-mail
Rosario Piacente
Director and Chief Executive Officer
TrackSoft Systems, Inc.
4364 Bonita Road, No. 424
Bonita, CA 91902

> **Re:** **TrackSoft Systems, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 13, 2012**
> **File No. 000-54294**

Dear Mr. Piacente:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal Number 1 – To Amend the Company's Articles of Incorporation to Permit Increase of Authorized Shares, page 2

1. We note that the primary purpose of the amendment to your articles is to effect a seventy-for-one stock split. Please tell us your basis for effecting a stock split without shareholder vote.

Proposal Number 4 – Change of the Corporate Domicile from the State of Wyoming to the State of Nevada

Reasons for the Reincorporation, page 7

2. Please provide prominent balancing disclosure regarding the disadvantages and burdens to your shareholders imposed under Nevada corporate law. In addition, in an appropriate place in your document, such as where you compare the shareholder rights under Nevada

and Wyoming corporate law, highlight those specific aspects of Nevada corporate law that negatively impact shareholders.

Comparison of Shareholder Rights under Nevada and Wyoming Corporate Law and Charter Documents, page 9

3. You do not appear to provide disclosure regarding the material differences between the Wyoming and Nevada charter documents. As an example and without limitation, in the third paragraph on page 10, you disclose the applicable Nevada law but do not indicate whether your charter documents provide for a different outcome and how that differs from your Wyoming charter documents. For each material provision in your Wyoming and Nevada charter documents, please revise your disclosure in this section to provide clear disclosure regarding the differences in shareholder rights.

4. We note that you have included a list disclosing "some of the significant rights of shareholders" as indicated in the second sentence of the second paragraph. Please revise to include a discussion of all material differences between Nevada and Wyoming corporate law and charter documents.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please direct any questions or comments to Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, to the undersigned at (202) 551-3457.


Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel


cc: <u>Via E-Mail</u>
       Gregg E. Jaclin, Esq.
       Anslow & Jaclin, LLP